Filed pursuant to Rule 433

Registration No. 333-181385

October 1, 2013

Final Term Sheet
USD 1,000,000,000 Federal Funds Floating Rate Global Notes due 2014

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 1,000,000,000

Denomination:	USD 1,000

Maturity Date:	October 30, 2014

Redemption Amount:	100%

Rate of Interest:	The Weighted Average (as defined below) of the Federal Funds Rate (as defined below, the “Relevant Rate”) plus a margin of 0.05% per annum.

The notes will bear interest on their Aggregate Principal Amount from (and including) October 7, 2013 to (but excluding) the First Interest Payment Date (as defined below) and thereafter from (and including) each Interest Payment Date (as defined below) to (but excluding) the next following Interest Payment Date (each such period, an “Interest Period”). Interest on the notes will be payable in arrears on each Interest Payment Date. The rate of interest for each Interest Period will be determined on the applicable Interest Calculation Date (as defined below).

Weighted Average:	Means D1 divided by D2, where:

“D1” means the sum of the Relevant Rate for each Interest Reset Date (as defined below) in the relevant Interest Period, provided that, (a) for each Interest Reset Date in an Interest Period that is a Saturday, Sunday or a day which is not a Business Day (as defined below), the Relevant Rate will be the Relevant Rate for the immediately preceding Business Day, and (b) the Relevant Rate for each Interest Reset Date falling after the relevant Interest Rate Cut-Off Date (as defined below) up to but excluding the last Interest Reset Date of the relevant Interest Period will be the Relevant Rate for the relevant Interest Rate Cut-Off Date; and

“D2” means the number of days in the relevant Interest Period.

Federal Funds Rate:	In respect of each Interest Reset Date (as defined below):

(i) the rate for U.S. dollar federal funds as published in H.15(519) under the caption “Federal funds (effective)” and displayed on Bloomberg (or any successor service) on page FEDL01 (or any other page as may replace the specified page on that service) (“FEDL01 Page”) for the relevant Interest Determination Date (as defined below); or

(ii) if the rate referred to in clause (i) above does not so appear on the FEDL01 Page or is not so published by 5:00 p.m., New York City time, on the relevant Interest Reset Date, the rate for the relevant Interest Determination Date for U.S. dollar federal funds as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying the relevant rate, under the caption “Federal funds (effective)”; or

(iii) if the rate referred to in clause (ii) above is not so published by 5:00 p.m., New York City time, on the relevant Interest Reset Date, the rate for the first day preceding the relevant Interest Determination Date for which such rate is set forth in H.15(519) opposite the caption “Federal funds (effective)”, as such rate is displayed on FEDL01 Page.

Date of Pricing:	October 1, 2013

Closing Date:	October 7, 2013

Interest Payment Dates:	Quarterly, on the 30th day of each January, April, July and October.

First Interest Payment Date:	October 30, 2013 for interest accrued from, and including, October 7, 2013 to, but excluding, October 30, 2013.

Interest Reset Date:	Each day

Interest Determination Date:	The Business Day (as defined below) immediately preceding the relevant Interest Reset Date.

Interest Rate Cut-Off Date:	The fifth Business Day immediately preceding the relevant Interest Payment Date.

Interest Calculation Date:	The relevant Interest Rate Cut-Off Date.

Interest Amount:

The Calculation Agent will, on each Interest Calculation Date, determine the Rate of Interest and calculate the amount of interest payable on the notes for the relevant Interest Period (the “Interest Amount”). Each Interest Amount will be calculated by applying the Rate of Interest and the Day Count Fraction (as defined below) to the Aggregate Principal Amount of the notes and rounding the resultant figure to the nearest U.S. cent (with 0.5 U.S. cents being rounded upwards).

The Calculation Agent will cause the Rate of Interest, each Interest Amount, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Paying Agent, the Additional Paying Agent and the noteholders as soon as possible after determination, but in no event later than the fourth Business Day thereafter and, if required by the rules of the Luxembourg Stock Exchange, also to be notified to the Luxembourg Stock Exchange as soon as possible after determination. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to the Luxembourg Stock Exchange, the Issuer, the Paying Agent, the Additional Paying Agent and the noteholders.

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for these purposes by the Calculation Agent will (in the absence of manifest error) be binding on the Issuer, the Paying Agent, the Additional Paying Agent and the noteholders.

Currency of Payments:	USD

Price to Public/Issue Price:	100.00%

Underwriting Commissions:	None

Proceeds to Issuer:	100.00%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Modified following, adjusted

If any due date (other than the Maturity Date) would otherwise be a day that is not a Business Day, the relevant date will be postponed to the next day that is a Business Day; provided, however, that, if that date would fall in the next succeeding month, such date will be the immediately preceding Business Day. If any such due date (other than the Maturity Date) is postponed or brought forward as described above, the Interest Amount will be adjusted accordingly and the noteholder will be entitled to more or less interest, respectively.

If the Maturity Date is not a Business Day, the payment of principal and interest will not be made until the next following Business Day, and no further interest will be paid in respect of the delay in such payment.

Day Count Fraction:	Actual/360 (when calculating an amount of interest on any note for any period of time, the actual number of days in that period divided by 360)

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769FX71

CUSIP:	500769FX7

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:[1]	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service[2] and AAA by Fitch Ratings

Managers:	Barclays Goldman Sachs International

Stabilization Manager:	Barclays Bank PLC

Calculation Agent:	The Bank of New York Mellon

Registrar:	The Bank of New York Mellon (Luxembourg) S.A.

Paying Agent:	The Bank of New York Mellon

Additional Paying Agent:	The Bank of New York Mellon, Filiale Frankfurt am Main

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these  documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000104746912008093/a2210593z424b3.htm. KfW’s base prospectus relating to the notes is available through the following link:  http://www.sec.gov/Archives/edgar/data/821533/000104746912008091/a2209648z424b3.htm. Alternatively, Barclays will arrange to send you the prospectus, which you may request by calling toll-free: +1-888-603-5847.

1  A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

2  Outlook changed to “negative” on July 25, 2012.